SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
                             Schedule 13E-4

                      Issuer Tender Offer Statement

  (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                             Amendment No. 3

  DECADE'S MONTHLY INCOME & APPRECIATION FUND -- A LIMITED PARTNERSHIP
                          (Name of the Issuer)
  DECADE'S MONTHLY INCOME & APPRECIATION FUND -- A LIMITED PARTNERSHIP
                    (Name of Person Filing Statement)
                      Limited Partnership Interests
                     (Title of Class of Securities)
                                  None
                  (CUSIP Number of Class of Securities)
                           Jeffrey Keierleber
                          c/o Decade Companies
   Decade's Monthly Income & Appreciation Fund--A Limited Partnership
                    250 Patrick Boulevard, Suite 140
                    Brookfield, Wisconsin  53045-5864

                             with copies to

                        Conrad G. Goodkind, Esq.
                             Quarles & Brady
                         411 E. Wisconsin Avenue
                    Milwaukee, Wisconsin  53202-4497


(Names, Addresses and Telephone Numbers of Persons Authorized to Receive
                       Notices and Communications
                 on Behalf of Person Filing Statements.)
                            November 21, 1995
 (Date Tender Offer First Published, Sent or Given to Security Holders)

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    This Amendment No. 3 to Schedule 13E-4 Issuer Tender Offer Statement
is being filed by Decade's Monthly Income & Appreciation Fund --A
Limited Partnership (the "Partnership"). The Partnership is the issuer of the class of securities which is the subject of the Schedule 13E-4 transaction. Concurrently with the filing of this Issuer Tender Offer Statement, the Partnership is filing with the Securities and Exchange Commission, an amendment No. 3 to Schedule 13E-3 Transaction Statement. The information contained in the Offer to Purchase, including all exhibits and annexes thereto, is hereby expressly incorporated by reference and the responses to each item herein are qualified in their entirety by reference to the information contained in the Offer to Purchase and the exhibits and annexes thereto.

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                    Cross Reference Sheet
           (Pursuant to General Instructions to Schedule 13E-4)
Schedule 13E-4
Item Number Caption           Caption in Offer to Repurchase (for
                              incorporation by reference)

1.   Security and Issuer
     (a)                 "The Partnership -- Background of the
                         Partnership."

     (b)                 "The Partnership -- Background of the
                         Partnership;" "The Offer."

     (c)                 "Lack of Market and Distributions."

     (d)                 Not Applicable.

2.   Source and Amount of Funds or Other Considerations

     (a)--(b)            "Financing the Offer."

3. Purpose of the Tender Offer and Plans or Proposal of the Issuer or Affiliate

     (a)--(j)            "The Partnership--Certain Effects of the
                         Offer."

                         "The Partnership--Conduct of the Partnership
                         After the Offer."

4.   Interest in Securities of the Issuer

                         No transactions in the Limited Partnership
                         Interests were effected by the Partnership or a relevant party.

5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities

                         "The Partnership--Interests of Certain Persons in the Offer."

6.   Persons Retained, Employed or to Be Compensated

                         "The Offer--Fees and Expenses;" "The
                         Partnership -- Fairness of the Offer."

7.   Financial Information

     (a)                 "Financial Statements."

     (b)                 "Pro Forma Financial Data."

8.   Additional Information

     (a) "The Partnership--Interests of Certain Persons in the Offer;" "The Partnership--Certain Effects of the Offer;" "The Partnership-- Conduct of the Partnership After the Offer."

     (b)                 "The Partnership--Regulatory Matters."

     (c)                 "The Partnership--Regulatory Matters."

     (d)                 Not Applicable.

     (e) Offer to Purchase and the annexes and exhibits thereto.

9.   Material to be Filed as Exhibits

     (a)       (1)       Offer to Purchase and the Annexes thereto.*

               (2)       Cover Letter to Limited Partners.*

               (3)       Supplemental Letter to all Limited Partners.*

               (4)       Cover Letter to Limited Partners, dated
                         December 6, 1995.*

               (5)       Second Supplemental letter to all Limited
                         Partners.

               (6)       Cover Letter to all Limited Partners, dated
                         December 14, 1995

     (b)                 Not Applicable.

     (c)                 Not Applicable.

     (d)                 Not Applicable.

     (e)                 Not Applicable.

     (f)                 Not Applicable.









*Previously Filed
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                         SIGNATURES
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 14, 1995.



                              DECADE'S MONTHLY INCOME & APPRECIATION
                              FUND -- A LIMITED PARTNERSHIP



                              BY: /s/ Jeffrey Keierleber
                              Jeffrey Keierleber, General Partner of
                              Decade Companies, General Partner
                              of the Partnership